August 1, 2011 Medium-Term Notes, Series D No. 2011-MTNDG0076 Registration Statements Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Index-Linked Notes Based on the Value of the S&P 500® Index

Due August 28, 2014

Index-Linked Notes offer exposure to a wide variety of index types, including equity and commodity indexes. These investments allow investors to capture returns matching the underlying index’s actual positive performance and provide some protection against loss should the underlying index have a negative performance. The limited loss protection only applies if the closing value of the underlying index does not decline below a predetermined percentage measured on the valuation date. There is full exposure to a decline in the closing value of the underlying index if the closing value of the underlying index on the valuation date is below the predetermined percentage. At maturity, an investor will receive an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index on the valuation date. Payment at maturity may be less than the stated principal amount of your investment in the notes. The notes are senior unsecured obligations of Citigroup Funding Inc., and any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

S U M M A R Y T E R M S
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the return of the stated principal amount of your investment at maturity is not guaranteed, you may receive a payment at maturity with a value less than the amount you initially invest.
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Issue price:	$1,0000 per note
Pricing date:	August , 2011 (expected to price on or about August 25, 2011, or if such day is not a scheduled index business day, the next succeeding index business day).
Original issue date:	August , 2011 (three business days after the pricing date)
Valuation date:	The third index business day before the maturity date
Maturity date:	August , 2014(expected to be August 28, 2014)
Underlying index:	S&P 500® Index
Payment at maturity:	The payment at maturity per $1,000 note will equal: $1,000 + note return amount, which may be positive, negative or zero.
Note return amount:

If the index return percentage is positive, the note return amount will be positive and will equal:

•    $1,000 x the index return percentage x upside participation rate

The upside participation rate will equal 120% to 125% (to be determined on the pricing date).

If the index return percentage is less than or equal to 0% and greater than –20%, the note return amount will be zero.

If the index return percentage is positive, the note return amount will be positive and will equal:

•    $1,000 x the index return percentage

If the value of the underlying index has declined by 20% or more from the initial index value, the amount you will receive for each note will be less than the $1,000 you paid for each note and could be zero.

Upside participation rate:	120% to 125% (to be determined on the pricing date).
Index return percentage:	final index value – initial index value initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
CUSIP:	1730T0NG0
ISIN:	US1730T0NG03
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the Issuer. See “Supplemental information regarding plan of distribution; conflicts of interest.”

Underwriting fee and issue price:	Price to Public	Underwriting Fee(1)	Proceeds to Issuer
Per note	$1,000.00	$20.00	$980.00
Total	$	$	$

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $20.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a selling concession of $20.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $20.00 for each note they sell. See “Fees and selling concessions” on page 6.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS,

EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement, Subject to Completion, filed on August 1, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511204810/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Investment Overview

Index Linked Notes

Exposure to U.S. equities through an index is a component of portfolio diversification. Investors who believe they have underweight exposure to U.S. equity markets can use the Index- Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014 (the “notes”):

■	To gain access to a U.S. equity index and provide diversification of underlying asset class exposure
■

To have limited protection against loss and potentially outperform the underlying equity index due to the minimum fixed return if the final index value is greater than 80% of the initial index value and the enhanced upside participation rate of 120% to 125% (to be determined on the pricing date) if the index return percentage is positive.

The Notes are exposed on a 1:1 basis to the performance (whether negative or positive) of the S&P 500® Index, with a minimum fixed return payable at maturity if the final index value is greater than 80% of the initial index value. If the final index value is less than or equal to 80% of the initial index value, the maturity payment will equal the $1,000 principal amount per note plus the product of (i) $1,000 and (ii) the index return percentage, which will be negative. There is no minimum payment at maturity on the notes.

Maturity:	3 years

Payment Scenario 1:	If the final index value is greater than the initial index value , the maturity payment will equal the $1,000 principal amount per note plus a note return amount equal to the product of (i) $1,000, (ii) the index return percentage and (iii) an upside participation rate of 120% to 125% (to be determined on the pricing date).

Payment Scenario 2:	If the final index value is less than the initial index value but greater than 80% of the initial index value, the note return amount will be zero and the maturity payment will equal the $1,000 principal amount per note.

Payment Scenario 3:	If the final index value is less than or equal to 80% of the initial index value, the maturity payment will equal the $1,000 principal amount per note plus the product of (i) $1,000 and (ii) the index return percentage, which will be negative.

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on July 29, 2011:

Bloomberg Ticker Symbol:	SPX

Current Closing Value:	1,292.28

Closing Value 52 Weeks Ago:	1,101.53

52 Week Closing Value High (on 4/29/2011):	1,363.61

52 Week Closing Value Low (on 8/26/2010):	1,047.22

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Key Investment Rationale

The notes are U.S. equity-index linked investments that offer a potential return at maturity based on an enhanced participation in the increase in the value of the underlying index and limited protection from loss if the final index value is greater than 80% of the initial index value.

Best Case Scenario	The final index value is greater than the initial index value , and the maturity payment will equal the $1,000 principal amount per note plus a note return amount equal to the product of (i) $1,000, (ii) the index return percentage and (iii) an upside participation rate of 120% to 125% (to be determined on the pricing date).

Worst Case Scenario	The final index value is less than or equal to 80% of the initial index value, and the maturity payment will equal the $1,000 principal amount per note plus the product of (i) $1,000 and (ii) the index return percentage, which will be negative. The amount you will receive at maturity will be less than $1,000 per note and could be zero.

Summary of Selected Key Risks (see page 10)

■	Payment at maturity may be less than the stated principal amount of your investment in the notes.

■	No interest payments.

■	The market price of the notes will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the stocks that underlie the underlying index.

■	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

■	The notes will not be listed on any securities exchange and secondary trading may be limited.

■

The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

■	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	Adjustments to the underlying index could adversely affect the value of the notes

■	You have no shareholder rights.

■	Investing in the notes is not equivalent to investing in the underlying index.

■	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

■	Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes.

■	Special U.S. federal income tax rules will apply to U.S. holders.

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will pay no interest and have the terms described in the related pricing supplement, prospectus supplement and prospectus. The return of the stated principal amount of your investment at maturity is not guaranteed. At maturity, an investor will receive for each stated principal amount of notes that the investor holds, an amount in cash that may be more than, equal to or less than the stated principal amount based upon the final index value. All payments on the notes are subject to the credit risk of Citigroup Inc.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
August , 2011 (expected to price on or about August 25, 2011, or if such day is not a scheduled index business day, the next succeeding index business day).	August , 2011 (three business days after the pricing date)	August , 2014 (expected to be August 28, 2014)

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the return of the stated principal amount of your investment at maturity is not guaranteed, you may receive a payment at maturity with a value less than the amount you initially invest.
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.
Issue price:	$1,000 per note
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Interest:	None
Payment at maturity:	The payment at maturity per $1,000 note will equal: $1,000 + note return amount, which may be positive, negative or zero.
Note return amount:

If the index return percentage is positive, the note return amount will be positive and will equal:

•     $1,000 x the index return percentage x upside participation rate

The upside participation rate will equal 120% to 125% (to be determined on the pricing date).

If the index return percentage is less than or equal to 0% and greater than –20%, the note return amount will be zero.

If the index return percentage is positive, the note return amount will be positive and will equal:

•     $1,000 x the index return percentage

If the value of the underlying index has declined by 20% or more from the initial index value, the amount you will receive for each note will be less than the $1,000 you paid for each note and could be zero.

Upside participation rate	120% to 125% (to be determined on the pricing date).
Index return percentage:	(final index value – initial index value) / initial index value
Initial index value:	The index value on the pricing date
Final index value:	The index value on the valuation date
Valuation date:	The third index business day before the maturity date.
Risk factors:	Please see “Risk Factors” beginning on page 10.

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

General Information
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc.
CUSIP:	1730T0NG0
ISIN:	US1730T0NG03
Certain U.S. federal income tax considerations:

For U.S. federal income tax purposes, each holder agrees to treat the notes as a cash-settled prepaid forward contract on the value of the Index on the Valuation Date, pursuant to which forward contract, at maturity the holder will receive the cash value of the Index subject to certain adjustments. Under this characterization, the amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the notes. Thus a U.S. Holder’s tax basis in a note generally will equal the holder’s cost for that note. At maturity or upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the notes should consult his or her tax advisor in determining the tax consequences of an investment in the notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the notes should not be subject to U.S. federal income tax if:

• such gain is not effectively connected with a U.S. trade or business of such holder, and
• in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the notes

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On, or prior to, the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures or options contracts listed on major securities markets on the underlying index or the stocks included in the underlying index, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index, and, accordingly, potentially increase the starting index value. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?” in the accompanying pricing supplement related to this offering of notes.

ERISA and IRA purchase considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the

August 2011	Page 5

Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

Fees and selling concessions:	Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $20.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a selling concession of $20.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $20.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.
Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.
Calculation agent:	Citigroup Global Markets Inc.
Contact:	All clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

The above Fact Sheet represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement, prospectus and pricing supplement for the notes, which can be accessed via the hyperlinks on the front page of this document, before you invest in the notes.

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Hypothetical Payment at Maturity

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different final index values of the S&P 500® Index on the amount you will receive in respect of the notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue price: $1,000 per note
•	Initial index value: 1,300.00
•	Upside Participation Rate: 122.50%
•	Maturity: 3 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual index return amount, which, in turn, will depend on the actual initial index value, final index value and fixed percentage.

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY

Hypothetical Final Index Value	Hypothetical Index Return Percentage(1)	Hypothetical Note Return Amount(2)		Hypothetical Payment at Maturity(3)	Hypothetical Return on the Notes
0.00	-100.00%	-$	1,000.00	$0.00	-100.00%
325.00	-75.00%	-$	750.00	$250.00	-75.00%
650.00	-50.00%	-$	500.00	$500.00	-50.00%
715.00	-45.00%	-$	450.00	$550.00	-45.00%
780.00	-40.00%	-$	400.00	$600.00	-40.00%
845.00	-35.00%	-$	350.00	$650.00	-35.00%
910.00	-30.00%	-$	300.00	$700.00	-30.00%
975.00	-25.00%	-$	250.00	$750.00	-25.00%
1,040.00	-20.00%	-$	200.00	$800.00	-20.00%
1,105.00	-15.00%		$0.00	$1,000.00	0.00%
1,170.00	-10.00%		$0.00	$1,000.00	0.00%
1,235.00	-5.00%		$0.00	$1,000.00	0.00%
1,300.00	0.00%		$0.00	$1,000.00	0.00%
1,365.00	5.00%		$61.25	$1,061.25	6.125%
1,430.00	10.00%		$122.50	$1,122.50	12.250%
1,495.00	15.00%		$183.75	$1,183.75	18.375%
1,560.00	20.00%		$245.00	$1,245.00	24.500%
1,625.00	25.00%		$306.25	$1,306.25	30.625%
1,690.00	30.00%		$367.50	$1,367.50	36.750%
1,755.00	35.00%		$428.75	$1,428.75	42.875%
1,820.00	40.00%		$490.00	$1,490.00	49.000%
1,885.00	45.00%		$551.25	$1,551.25	55.125%
1,950.00	50.00%		$612.50	$1,612.50	61.250%
2,275.00	75.00%		$918.75	$1,918.75	91.875%
2,600.00	100.00%		$1,225.00	$2,225.00	122.500%

(1)	Hypothetical index return percentage = (hypothetical final value – hypothetical initial index value) / hypothetical initial index value
(2)	If the hypothetical final index value is greater than the initial index value, the hypothetical payment at maturity will equal the $1,000 principal amount per Note plus a hypothetical Note Return Amount equal to the product of (i) $1,000, (ii) the hypothetical index return percentage and (iii) 122.50%. If the hypothetical final index value is less than or equal to 100% of the hypothetical initial index value but greater than 80% of the hypothetical initial index value, the hypothetical Note Return Amount will be zero and the hypothetical payment at maturity will equal the $1,000 principal amount per Note. If the hypothetical final index value is less than or equal to 80% of the hypothetical initial index value (representing a decrease of 20% or more from the hypothetical initial index value), the hypothetical payment at maturity will equal the $1,000 principal amount per Note plus a hypothetical Note Return Amount equal to the product of (i) $1,000 and (ii) the hypothetical index return percentage, which will be negative.
(3)	$1,000 + hypothetical Note Return Amount

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of notes that they hold a maturity payment equal to the sum of the stated principal amount of $1,000 per note plus an index return amount, which may be positive or negative.

If the index return percentage is positive, the note return amount will be positive and will equal:

$1,000 × index return percentage × upside participation rate where,

index return percentage	=	(final index value – initial index value)
initial index value

initial index value	=	The index closing value on the pricing date

final index value	=	The index closing value on the valuation date

Participation rate	=	120% to 125% (to be determined on the pricing date)

If the index return percentage is less than or equal to 0% and greater than –20%, the note return amount will be zero.

If the index return percentage is less than –20%, the note return amount will be negative and will equal:

$1,000 × index return percentage

Thus, if the value of the underlying index decreases by 20% or more from the initial index value, the index return percentage and the note return amount will be negative and the amount you receive at maturity will be less than $1,000 per note and could be zero.

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors Relating to the notes “ in the accompanying pricing supplement related to this offering of notes and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■

Notes do not pay interest or guarantee return of principal. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee the return of any of the stated principal amount at maturity. If the final index value is less than or equal to 80% of the initial index value (representing a decrease of 20% or more from the initial index value), the note return amount will be negative and the maturity payment will be less than your initial investment in the notes, and could be zero. There is no minimum payment at maturity on the notes, and, accordingly, you could lose your entire investment.

■

Potential for a lower comparative yield. If the final index return percentage is less than approximately     %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

■

The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes .

■

Market price of the notes may be influenced by many unpredictable factors. Numerous factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets Inc. may be willing to purchase or sell the notes in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the stocks that underlie the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the stocks that underlie the underlying index, or the stock markets generally, and that may affect the value of the underlying index, interest and yield rates in the market, the time remaining to maturity, the dividend rate on the stocks that underlie the underlying index and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity and sale of the notes prior to maturity may result in a loss.

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The notes will not be listed and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If at any time Citigroup Global Markets Inc. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

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The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the notes. Where the underlying index is discontinued, Citigroup Global Markets Inc., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by Citigroup Global Markets Inc. or any of its affiliates.

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You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

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Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If, at any time, Citigroup Global Markets Inc. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the initial index value, the final index values, interim index return percentages, and final index return percentage, as applicable, and will calculate the amount you will receive at maturity. Any of these determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

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Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

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Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes. We expect to hedge our obligations under the notes (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P 500® Index and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

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Special U.S. federal income tax rules will apply to U.S. holders. The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note regardless of whether U.S. holders will receive more or less payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering for more information

August 2011	Page 11

Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Information about the Underlying Index

The S&P 500® Index. Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets Inc. or any trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of June 30, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of June 30, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of the aggregate market value of the companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.4%), Consumer Staples (10.2%), Energy (13.3%), Financials (15.8%), Health Care (11.1%), Industrials (11.3%), Information Technology (18.1%), Materials (3.7%), Telecommunication Services (3.0%) and Utilities (3.2%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

All disclosures contained in this document regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

August 2011	Page 12

Index-Linked Notes Based on the Value of the S&P 500® Index due August 28, 2014

Historical Information.

The following table presents the published high and low closing values, as well as the end-of-quarter closing values, of the underlying index from January 2, 2006 through July 29, 2011. The closing value of the underlying index on July 29, 2011 was $1,292.28. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

	High	Low	Period End
2006
Quarter
First	$1,307.25	$1,254.78	$1,294.83
Second	1,325.76	1,223.69	1,270.20
Third	1,339.15	1,234.49	1,335.85
Fourth	1,427.09	1,331.32	1,418.30
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,259.78	1,137.03	1,257.64
2011
Quarter
First	1343.01	1256.88	1325.83
Second	1363.61	1305.14	1363.61
Third (through July 29)	1,353.22	1,292.28	1,292.28

August 2011	Page 13